SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Artemis International Solutions Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0431R405

(CUSIP Number)

Dennis R. Cassell, Esq.

Haynes and Boone, LLP

901 Main Street

Suite 3100

Dallas, Texas 75202

(214) 651-5319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 0431R405

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Samuelson Investments, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 1,250,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 1,250,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (1)
14.	TYPE OF REPORTING PERSON CO

(1)    Based on a total of 9,965,018 shares outstanding of common stock of the Issuer as disclosed in the SPA (as defined herein) on June 16, 2004, and assuming the exercise of the Warrants (as defined herein) into Preferred Shares (as defined herein) and assuming the conversion of the Preferred Shares into a total of 1,250,000 shares of common stock of the Issuer.

SCHEDULE 13D

CUSIP No. 0431R405

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trilogy, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 1,250,000 (1) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 1,250,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (1), (2)
14.	TYPE OF REPORTING PERSON CO

(1)    The shares of Common Stock of Artemis International Solutions Corporation are registered in the name of Samuelson Investments, Inc. Trilogy, Inc. is the parent of Samuelson Investments, Inc.

(2)    Based on a total of 9,965,018 shares outstanding of common stock of the Issuer as disclosed in the SPA on June 16, 2004, and assuming the exercise of the Warrants into Preferred Shares and assuming the conversion of the Preferred Shares into a total of 1,250,000 shares of common stock of the Issuer.

SCHEDULE 13D

CUSIP No. 0431R405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph A. Liemandt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 1,250,000 (1) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 1,250,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (1), (2)
14.	TYPE OF REPORTING PERSON IN

(1) The shares of Common Stock of Artemis International Solutions Corporation are registered in the name of Samuelson Investments, Inc. Mr. Liemandt is a member of the Board of Directors, President and Chief Executive Officer of each of Samuelson Investments, Inc. and Trilogy, Inc. Trilogy, Inc. is the parent of Samuelson Investments, Inc. Mr. Liemandt is a majority stockholder of Trilogy, Inc. Through his ownership of securities of Trilogy, Inc., Mr. Liemandt has the right to cause to be elected a majority of the Board of Directors of Samuelson Investments, Inc. As a result, Mr. Liemandt may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock of Artemis International Solutions Corporation beneficially owned by Samuelson Investments, Inc. Mr. Liemandt disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him.

(2) Based on a total of 9,965,018 shares outstanding of common stock of the Issuer as disclosed in the SPA on June 16, 2004, and assuming the exercise of the Warrants into Preferred Shares and assuming the conversion of the Preferred Shares into a total of 1,250,000 shares of common stock of the Issuer.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the acquisition by Samuelson Investments, Inc. (“Samuelson”) of 1,136,364 shares of Series A Convertible Preferred Stock (the “Preferred Stock”), par value $0.001 per share (each share of Preferred Stock being a “Preferred Share” and cumulatively the shares of Preferred Stock being the “Preferred Shares”) and Warrants exercisable into 113,636 Preferred Shares (the “Warrants”), of Artemis International Solutions Corporation, a Delaware corporation (“Artemis” or the “Issuer”). Each Preferred Share converts into one share of Artemis Common Stock (the “Common Stock”), $0.001 par value per share (each, a “Share” and collectively, the “Shares”). This Schedule 13D excludes any additional 210-day warrants received by Samuelson (a) that are exercisable if, and only in the event that, the Six Month Price is below $2.20 and (b) to purchase a variable number of shares of Common Stock at $0.01 per share based on the Six Month Price (the “Additional Warrants”). “Six Month Price” means the greater of $1.75 or the lowest average closing price of the Common Stock of the Issuer for any 15 consecutive day period during the six month period immediately following June 16, 2004.

The address of the principal executive offices of the Issuer is 4042 MacArthur Blvd., Suite 401, Newport Beach, CA 07024.

Item 2. Identity and Background.

(a)    The persons filing this Statement are Samuelson, a Delaware corporation, Trilogy, Inc., a Delaware corporation, and Joseph A. Liemandt (“Liemandt”) (collectively, the “Trilogy Filing Persons”).

The Trilogy Filing Persons may be deemed to be a “group” for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the “Act”), although each reporting person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group.” The filing of this Statement and the Agreement Relating to Joint Filing of Schedule 13D attached hereto as Exhibit 1 hereto should not be construed to be an admission that any member of the Trilogy Filing Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

(b)    The principal business address and principal office address of each of the Trilogy Filing Persons are 5001 Plaza on the Lake, Austin, Texas 78746.

(c)    Samuelson was created for the limited purpose of investing in securities. Trilogy, Inc. is the parent holding company of Samuelson. Through its wholly-owned subsidiaries, the principal business of Trilogy, Inc is the development, marketing, and sales of industry specific enterprise software. Liemandt is Chairman of the Board of Directors, President and Chief Executive Officer of Trilogy, Inc. and is a member of the Board of Directors, President and Chief Executive Officer of Samuelson.

(d)    and (e) During the past five years, none of the Trilogy Filing Persons or any other person named in this Item 2 have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)    All of the natural persons named in this Item 2 are citizens of the United States.

In addition, Charles Frumberg (“Frumberg”) is one of the directors of Trilogy, Inc. and is the managing member of Emancipation Capital, LLC which is the general partner of

Emancipation Capital, LP. On June 28, 2004, Emancipation Capital, LP, Emancipation Capital, LLC and Frumberg filed a Schedule 13G related to its ownership of the Issuer.

The executive officers and directors of Samuelson and Trilogy, Inc. are set forth in Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

The acquisition of the Preferred Shares and the payment of related fees and expenses required approximately $2.5 million and was obtained from working capital.

Item 4. Purpose of Transaction.

The Trilogy Filing Persons acquired their Preferred Shares in the ordinary course of business solely for investment purposes. Pursuant to a Securities Purchase Agreement dated June 16, 2004 (the “SPA”), between the Issuer and the buyers listed on the Schedule of Buyers thereto (collectively, the “Buyers”), Liemandt was appointed to the Artemis Board of Directors. Pursuant to the SPA, any candidate nominated to serve as an independent director on the Artemis Board of Directors shall be nominated by a nominating committee comprised solely of three directors who shall initially be Liemandt and Olle Odman (“Odman”) and a third individual mutually acceptable to Liemandt and Odman.

As described in Item 2 above, the Trilogy Filing Persons have the right to acquire Preferred Shares pursuant to the Warrants and potentially acquire Preferred Shares pursuant to the Additional Warrants. Also, pursuant to the SPA, Samuelson has preemptive rights to acquire certain securities under certain circumstances.

Pursuant to the SPA, under certain circumstances consent of holders of at least a majority of the shares of Preferred Stock is required for the Issuer to pay any cash dividends.

In addition, the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Issuer and the SPA contain certain rights and obligations of the Issuer and the Buyers, including restrictions on the change of control of the Issuer.

Depending upon the factors discussed below and any other factors that are or become relevant, the Trilogy Filing Persons may acquire additional Preferred Shares or shares of Common Stock of the Issuer in open market or privately negotiated transactions, may sell all or part of the Preferred Shares or shares of Common Stock of the Issuer in open market or privately negotiated transactions, may recommend to the management of the Issuer one or more transactions involving the sale of all or a part of the equity interest in the Issuer, including to any of the Trilogy Filing Persons and/or others, or the sale of one or more lines of business of the Issuer, may make to the management of the Issuer a proposal for acquisition by a third party of all or a part of the equity interest in the Issuer, may propose a combination of the Issuer and one or more wholly-owned subsidiaries of Trilogy, Inc. or of select lines of business of the Issuer and one or more wholly-owned subsidiaries of Trilogy, Inc., may distribute any Preferred Shares or shares of Common Stock of the Issuer to affiliates of any of the Trilogy Filing Persons, or may engage in any combination of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals, distributions or other transactions may be made at any time without additional prior notice.

Any alternative that the Trilogy Filing Persons might pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the shares of Common Stock of the Issuer, the financial condition, results of operations and prospects of the Issuer, the interest of the Issuer’s management in discussing alternatives, the availability and forms of financing, other investment and business opportunities available to the Trilogy Filing Persons, general stock market, economic and industry conditions, tax considerations and other factors.

Although the foregoing reflects activities presently contemplated by the Trilogy Filing Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Trilogy Filing Persons will take any of the actions set forth above. Except as set forth herein, the Trilogy Filing Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)    Each of the Trilogy Filing Persons may be deemed to beneficially own the 1,250,000 Shares of Artemis (see disclaimer in Item 2(a)).

(b)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Samuelson Investments, Inc.	0	1,250,000	0	1,250,000
Trilogy, Inc.	0	1,250,000	0	1,250,000
Joseph A. Liemandt	0	1,250,000	0	1,250,000

(c)    Other than the acquisition through a private placement on June 16, 2004, of the 1,136,364 Preferred Shares at a price of $2.20 per Preferred Share and the Warrants to acquire 113,636 Preferred Shares by Samuelson there have been no other Shares acquired by the Trilogy Filing Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In addition to the documents described in Item 4 hereof, and except for the documents described in this Item 6, there are no contracts, arrangements, understandings or relationships of the type described in Item 6 of Schedule 13D among the persons named in Item 2 to this Statement and between such persons and any person with respect to the securities of the Issuer.

A Joint Filing Agreement dated June 29, 2004, by and among the Trilogy Filing Persons, was executed solely to allow joint filing of this Schedule 13D under Securities and Exchange Commission (the “SEC”) Rule 13d-1(k). A Registration Rights Agreement dated June 16, 2004, by and between the Issuer and the Buyers, were executed pursuant to which the Issuer is obligated to file a registration statement with the SEC to register the Shares to be issued upon conversion of the Preferred Shares.

Although the Trilogy Filing Persons believe that they are not part of a group, on June 16, 2004, the Buyers and Proha PLC, a stockholder of the Issuer, entered into a letter agreement whereby the parties agreed that for a period of two years commencing on June 16, 2004, a nominating committee shall be the exclusive process by which directors are nominated for election to the board of directors of the Issuer. Each party agreed to either (i) directly or indirectly vote in favor of, or (ii) directly or indirectly not oppose a candidate so nominated by the board of directors through its nominating committee.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated as of June 29, 2004, by and among Samuelson, Trilogy, Inc. and Liemandt.

Exhibit 2	Securities Purchase Agreement dated June 16, 2004, by and between the Issuer and the Buyers. (previously filed as Exhibit 10.1 to Artemis Current Report on Form 8-K dated June 16, 2004, File No. 000-29793, and incorporated herein by reference)

Exhibit 3	Registration Rights Agreement dated June 16, 2004, by and between the Issuer and the Buyers. (previously filed as Exhibit 10.2 to Artemis Current Report on Form 8-K dated June 16, 2004, File No. 000-29793, and incorporated herein by reference)

Exhibit 4	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock. (previously filed as Exhibit 3.1 to Artemis Current Report on Form 8-K dated June 16, 2004, File No. 000-29793, and incorporated herein by reference)

Exhibit 5	Common Stock Purchase Warrant dated June 16, 2004. (previously filed as Exhibit 10.4 to Artemis Current Report on Form 8-K dated June 16, 2004, File No. 000-29793, and incorporated herein by reference)

Exhibit 6	Common Stock Purchase Warrant dated June 16, 2004. (previously filed as Exhibit 10.5 to Artemis Current Report on Form 8-K dated June 16, 2004, File No. 000-29793, and incorporated herein by reference)

Exhibit 7	Letter Agreement dated June 16, 2004 by and between the Buyers and Proha PLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 1, 2004

SAMUELSON INVESTMENTS, INC.

By:	/s/ Sean P. Fallon
Name: Sean P. Fallon Title: Treasurer

TRILOGY, INC.

By:	/s/ Sean P. Fallon
Name: Sean P. Fallon Title: Vice President Finance

/s/ Joseph A. Liemandt
Joseph A. Liemandt

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement dated as of June 29, 2004, by and among Samuelson, Trilogy, Inc. and Liemandt.

Exhibit 2	Securities Purchase Agreement dated June 16, 2004, by and between the Issuer and the Buyers. (previously filed as Exhibit 10.1 to Artemis Current Report on Form 8-K dated June 16, 2004, File No. 000-29793, and incorporated herein by reference)

Exhibit 3	Registration Rights Agreement dated June 16, 2004, by and between the Issuer and the Buyers. (previously filed as Exhibit 10.2 to Artemis Current Report on Form 8-K dated June 16, 2004, File No. 000-29793, and incorporated herein by reference)

Exhibit 4	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock. (previously filed as Exhibit 3.1 to Artemis Current Report on Form 8-K dated June 16, 2004, File No. 000-29793, and incorporated herein by reference)

Exhibit 5	Common Stock Purchase Warrant dated June 16, 2004. (previously filed as Exhibit 10.4 to Artemis Current Report on Form 8-K dated June 16, 2004, File No. 000-29793, and incorporated herein by reference)

Exhibit 6	Common Stock Purchase Warrant dated June 16, 2004. (previously filed as Exhibit 10.5 to Artemis Current Report on Form 8-K dated June 16, 2004, File No. 000-29793, and incorporated herein by reference)

Exhibit 7	Letter Agreement dated June 16, 2004 by and between the Buyers and Proha PLC.

Schedule A

Trilogy, Inc. Directors and Executive Officers

The name and present principal occupation of each executive officer and director of Trilogy, Inc. is set forth below. The business address of each executive officer and director of Trilogy, Inc. is c/o Trilogy, Inc., 5001 Plaza on the Lake, Austin, TX 78746. All of the persons listed below are United States citizens.

Name	Position with Trilogy, Inc.	Principal Occupation (if different)

Joseph A. Liemandt	Director, Chairman of the Board, Chief Executive Officer and President

Charles I. Frumberg	Director	Principal of Emancipation Capital

Diane R. Liemandt-Reimann	Director	Private Investor

Dennis R. Cassell	Director	Attorney with Haynes and Boone, LLP

Arthur J. Marks	Director	General Partner of Valhalla Partners

Henry F. McCance	Director	Chairman of Greylock Partners

Lance Jones	Vice President, General Counsel and Assistant Secretary

Sean P. Fallon	Vice President Finance

Samuelson Investments, Inc. Directors and Executive Officers

The name and present principal occupation of each executive officer and director of Samuelson Investments, Inc. is set forth below. The business address of each executive officer and director of Samuelson Investments, Inc is c/o Trilogy, Inc., 5001 Plaza on the Lake, Austin, TX 78746. All of the persons listed below are United States citizens.

Name	Position with Samuelson Investments, Inc.	Principal Occupation (if different)
Joseph A. Liemandt	Director, Chief Executive Officer and President	Chairman of the Board, Chief Executive Officer and President of Trilogy, Inc

Dennis R. Cassell	Director	Attorney with Haynes and Boone, LLP

Sean P. Fallon	Treasurer	Vice President Finance of Trilogy, Inc.